August 10, 2006

Mail Stop 4561

By U.S. Mail and facsimile to (201)261-1995

Mr. Ronald E. Hermance, Jr.
Chairman, President and Chief Executive Officer
Hudson City Bancorp, Inc.
West 80 Century Road
Paramus, New Jersey 07652

Re: Hudson City Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-26001

Dear Mr. Hermance:

We have reviewed your filing and have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K filed March 16, 2006

Financial Statements as of and for the year ended December 31, 2005

Note 1 – Summary of Significant Accounting Policies

g) Loans, page 100

1.   We note your disclosure on page 13 that you allow existing customers to modify the terms of their mortgage loans with the intent of maintaining customer relationships. In future filings please disclose your accounting policies for modifications of loans, including how you determine whether or not a modification is minor and how you account for the associated fees and costs. Please provide us with your proposed future disclosure in your response letter. Refer to paragraphs 12 – 14 of SFAS 91 and EITF 01-7.

* * * * *

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

       You may contact Amanda Roberts, Staff Accountant, at (202)551-3417 or me at (202)551-3449 if you have questions.

       Sincerely,

       Joyce Sweeney
       Reviewing Accountant